Re: Expert Systems, Inc.
October 1, 2004
Page 1 of 1


                                November 29, 2004

To:         H. Christopher Owings
            United States Securities and Exchange Commission
            Division of Corporation Finance
            450 Fifth Street, N.W.
            Washington, D.C. 20549

Re:         Expert Systems, Inc.
            Form SB-2/A filed October 14, 2004
            File No.: 333-118799


Dear Mr. Owings:

     The following are the Company's responses and revisions to its filing pursuant to your letter dated October 29, 2004:

Prospectus
Cover Page
------------

     1. The page reference to the "Plan of Distribution" section appears to be incorrect. Please check for accuracy.

          The page reference has been amended.

     2. Also, this section of the prospectus should describe briefly the methods Winton and Griffin will use in their sales efforts, e.g., telephone, personal communications, mail, etc.

          Although Item 501 of Regulation S-B does not require the issuers to specify the distribution methods used in a best efforts offering, such has been set forth on page 2 of the amended registration statement, as follows:

               The   intended   methods  of   communication   include,   without
               limitation, telephone and personal contact.

Description of Business - page 18
---------------------------------

     3. The risk factor section should also include an additional risk factor, appropriately sub-titled, noting that the registrant is dependent on a foreign manufacturer for the supply of its only product, and describing briefly any difficulties which may affect its business or results of operations if the supply of the product is interrupted or its quality is compromised as a result of this arrangement.

          The following risk factor has been added to page 7 of the amended registration statement:

               IF AN INTERRUPTION IN THE SUPPLY OF OUR PRODUCT OCCURS OR THE QUALITY OF OUR PRODUCT IS DIMISHED BECAUSE, OUR SALES AND PROFITABILITY COULD SUFFER.

               We are entirely dependent upon a foreign manufacturer for supplies of the Swing Plane, Plane Stick. As a result, the supply of the Plane Stick is subject to additional risk factors, many of which are out of our control, including political instability, import duties, trade restrictions, work stoppages, epidemics and foreign currency fluctuations. Any significant delay or disruption in the supply of the Plane Stick caused by manufacturers' production limitations, material shortages, quality control problems, labor interruptions, shipping problems or other reasons would materially adversely affect our business, operating results and financial condition.

Interest of Named Experts and Counsel - page 17
-----------------------------------------------

     4. Please explain how Bagel, Josephs & Company, LLC do not meet the requirements of an "Expert" as defined by Item 509(a) of Regulation S-B. We may have further comments.

          Bagel, Josephs & Company, LLC was not hired on a contingent basis, will not receive a direct or indirect interest in the small business issuer nor was a promoter, underwriter, voting trustee, director, officer, nor employee, of the small business issuer.

Financial Statements
Audited Financial Statements for the Years Ended December 31, 2003 and 2002 Independent Auditors' Report - page 32
---------------------------------------------------------------------------

     5. The title of your independent auditors' report, as well as your accountants' review report on page 41, should state "Report of Independent Registered Public Accounting Firm", as shown in the illustrative report examples in the appendix of Auditing Standard No. 1, References in Auditing Reports to the Standards of the Public Company Accounting Oversight Board. Please have your auditors revise the headings of both reports. Additionally, the consent in exhibit 23 should read "Consent of Independent Registered Public Accounting Firm".

          The referenced reports have been amended by Bagel, Josephs & Company.

Statement of Changes in Stockholders' Equity - page 35
------------------------------------------------------

     6. We note your response to comment number 28. We continue to believe you have not adequately justified using par value of your common stock as your determination of fair value for common stock issued to each of your directors. Paragraph 10 of APB Opinion 25 states, in part, that if a quoted market price is unavailable, the best estimate of the market value of the stock should be used to measure compensation. We feel that the best estimate of market or fair value could be a combination of the two separate stock issuances to unrelated third parties where the price per share was four cents and your proposed offering price per share for this registered public offering was five cents. Alternatively, an effort could be undertaken to provide a value of the services and derive a per share fair value under that method. The financial statements are management's responsibility. We reiterate that it does not appear that par value would be a good indication of fair value to assign as value to the stock issued for services, and therefore ask for further explanation and/or consideration of your valuation.

          It is the Company's opinion that the services provided by the related party are valued at $5,000. In light of the facts given above, the Company has revalued the December 2003 offering, which was made at par value, to a price per share of $0.04 to reflect fair market value. As a result, the Company has rescinded 4,875,000 shares of the stock previously issued to William Griffin, who now holds 125,000 shares of common stock.

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Development Stage Company - page 37
---------------------------------------------------

     7. We note your response to comment 29 of our letter to you dated September 30, 2004, and still believe your disclosures to be unclear. Please explain how you "devoted substantially all of your efforts to business planning and research and development" but did not spend any money on research and development activities. Please clarify and revise your disclosures as necessary.

          Reference to research and development has been stricken from Note 2 to the financial statements.

Note 4 - Going Concern
----------------------

     8. We do not believe you answered the question included in common 30. Please tell us how you complied with the disclosure considerations in AU 341.10 of the AICPA professional standards. We may have further comments.

          Bagel, Josephs & Company has amended the going concern footnote to read as follows:

               As shown in the accompanying financial statements, as is typical of companies going through the development stage, the Company incurred a net loss for the year ended December 31, 2003 and period ended December 31, 2002. The Company is currently in the development stage, and there is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support current operations and generate anticipated sales. This raises substantial doubt about the Company's ability to continue as a going concern.

               Management believes that the Company's capital requirements will depend on many factors including the Company's ability to bring their product to market.

               The financial statements do not include any adjustments relating to the recoverability or classification of recorded assets and liabilities that might result should the Company be unable to continue as a going concern.

Part II
-------

Signatures
----------

     9. We note that Mr. Winton has signed the registration statement as Treasurer. Since the signature requirement is specific and conjunctive, please re-execute to state specifically which individual is signing as the company's chief financial officer and as the chief accounting officer, respectively, even if it is the same individual in each case, and even if the specified individual has a different formal title.

          The signature page has been amended, accordingly.

     Thank you for your expedient and diligent review of this file. If any further questions or comments should arise, feel free to contact Patrick Deparini, Paralegal, or the undersigned at (702) 382-1714.

                                                     Sincerely,

                                                    /s/ Harold P. Gewerter, Esq.
                                                   ----------------------------
                                                        Harold P. Gewerter, Esq.


Attachments:

         Form SB-2 amendment 2, marked